AH
9/13/2004

04019858

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

AUG 20 2004

SEC FILE NUMBER
8- 65420

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HBH Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Westbrook Corporate Center / Suite 1020
(No. and Street)

Westchester (City) IL (State) 60154 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Hartman 708-947-4264
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
SEP 20 2004
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peter Shannon + Co.
(Name – *if individual, state last, first, middle name*)

2 Salt Creek Lane / Suite 110 Hinsdale, IL 60521
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

cm

9-10-08

OATH OR AFFIRMATION

I, Patrick W. Hartman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HBH Advisers, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA

Signature

Manager
Title

OFFICIAL SEAL
AGNES MARCINKOWSKA
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 6-6-2004

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. NA
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PETER SHANNON & CO.
CERTIFIED PUBLIC ACCOUNTANTS

2 Salt Creek Lane, Suite 110 • Hinsdale, Illinois 60521

February 12, 2004

HBH Advisors, L.L.C.
3 Westbrook Corporate Center, Suite 1020
Westchester, Illinois 60154

Report on Internal Control Required by SEC Rule 17a-5

Gentlemen:

In planning and performing our audits of the financial statements of HBH Advisors, L.L.C. (the Company), for the years ended December 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Report on Internal Control Required by SEC Rule 17a-5 (Continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Peter Shannon + Co.

Certified Public Accountants

HBH ADVISORS, L.L.C.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

PETER SHANNON & CO.
CERTIFIED PUBLIC ACCOUNTANTS

2 Salt Creek Lane, Suite 110 • Hinsdale, Illinois 60521

February 12, 2004

HBH Advisors, L.L.C.
3 Westbrook Corporate Center, Suite 1020
Westchester, Illinois 60154

Independent Auditors' Report

Gentlemen:

We have audited the accompanying statements of financial condition of HBH Advisors, L.L.C. as of December 31, 2003 and 2002 and the related statements of (loss), changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HBH Advisors, L.L.C. as of December 31, 2003 and 2002 and the results of its operations, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Peter Shannon & Co.
Certified Public Accountants

Index

Exhibit I

HBH Advisors, L.L.C.
Statements of Financial Condition
December 31, 2003 and 2002

	2003	2002
Assets		
Current Assets		
Cash (Note 2)	$ 106,262	$ 99,527
Accounts Receivable (Note 5)	719	148
Other Receivables	2,300	
Prepaid Expenses	321	350
Total Assets	$ 109,602	$ 100,025
Liabilities and Member's Equity		
Current Liabilities		
Accounts Payable	$ 8,192	$ 611
Deferred Revenue (Note 6)	10,000	16,667
	$ 18,192	$ 17,278
Member's Equity	$ 91,410	$ 82,747
Total Liabilities and Member's Equity	$ 109,602	$ 100,025

The accompanying notes to the financial statements are an integral part of this statement.

Exhibit II

HBH Advisors, L.L.C.
Statements of (Loss)
Years Ended December 31, 2003 and 2002

	2003	2002
Income		
Fees	$ 66,667	$ 8,333
Interest Income	540	156
	$ 67,207	$ 8,489
Operating Expenses		
Compensation (Note 8)	$ 90,000	$ 15,000
Rent (Note 8)	6,000	1,000
Office (Note 8)	6,717	1,236
Broker Dealer Licenses and Fees	3,848	300
Professional Fees	45,713	49,478
Travel	4,797	828
Meals and Entertainment	1,382	
Printing	1,163	
Insurance	160	
Telephone	304	
Education and Training	460	
	$ 160,544	$ 67,842
Net (Loss) for Year	$ (93,337)	$ (59,353)

The accompanying notes to the financial statements are an integral part of this statement.

Exhibit III

HBH Advisors, L.L.C.
Statements of Changes in Member's Equity
Years Ended December 31, 2003 and 2002

	2003	2002
Member's Equity - Beginning of Year	$ 82,747	$ - 0 -
Capital Contributions	102,000	142,100
Net (Loss) for Year	(93,337)	(59,353)
Member's Equity - End of Year	$ 91,410	$ 82,747

The accompanying notes to the financial statements are an integral part of this statement.

Exhibit IV

HBH Advisors, L.L.C.
Statements of Cash Flows
Years Ended December 31, 2003 and 2002

	2003	2002
Operating Activities		
Net (Loss)	$ (93,337)	$ (59,353)
Adjustments to Reconcile Net (Loss) to Net		
Cash (Used) by Operating Activities		
Changes in Operating Assets and Liabilities		
Increase in Accounts Receivable	(571)	(148)
Increase in Prepaid Expenses and Other Receivables	(2,271)	(350)
Increase in Accounts Payable	7,581	611
Increase (Decrease) in Deferred Revenue	(6,667)	16,667
Net Cash (Used) by Operating Activities	$ (95,265)	$ (42,573)
Financing Activities		
Member's Contributions	$ 102,000	$ 142,100
Net Cash Provided by Financing Activities	$ 102,000	$ 142,100
Increase in Cash	$ 6,735	$ 99,527
Cash - Beginning of Year	99,527	- 0 -
Cash - End of Year	$ 106,262	$ 99,527

The accompanying notes to the financial statements are an integral part of this statement.

HBH Advisors, L.L.C.
Notes to Financial Statements
December 31, 2003 and 2002

Note 1 **Company's Activities**

The primary business activities are merger and acquisition advisory and capital sourcing services. The Company's office is located in Westchester, Illinois. The Company was formed in May 2002 and received its license to operate as a registered broker dealer in November 2002.

Note 2 **Summary of Significant Accounting Policies**

Revenue and Cost Recognition

The Company recognizes revenue and expenses on the accrual basis of accounting. As such, revenue is recognized when services are performed and transactions are completed; expenses are recognized as incurred. Revenue for services that are paid in advance is amortized over the term of the engagement.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Advertising

The Company expenses advertising costs as they are incurred.

Income Taxes

The Company is a single member limited liability company. All income is passed through to the Company's sole owner, an S Corporation, and no income taxes are paid by the Company.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts that differ from those estimates.

Reclassifications

Certain items in the prior year financial statements have been reclassified to conform with current year presentation.

Note 3 **Fair Values**

The carrying amounts for cash, accounts receivable, and accounts payable approximate fair value due to the short period of time to maturity.

HBH Advisors, L.L.C.
Notes to Financial Statements
December 31, 2003 and 2002

Note 4 **Concentrations of Risk**

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Company held, from time to time, significant amounts of money in various banks in excess of the amount covered under FDIC insurance. Concentrations of credit with respect to trade receivables exist due to the small number of customers comprising the Company's customer base.

The Company does not have a concentration of available sources of supply, material, labor, services or other rights that, if suddenly eliminated, could severely impact its operations.

Note 5 **Accounts Receivable**

Accounts receivable is recorded net of an allowance for expected losses. The allowance is estimated from historical performance and projections of trends.

Accounts receivable includes amounts due for work performed as well as for reimbursable client expenses.

Note 6 **Deferred Revenue**

The Company has been engaged to perform services that have yet to be performed. To the extent the Company has received payment in excess of its earned revenue, that excess is shown as a deferred revenue.

Note 7 **Computation of Net Capital**

The Company is required to maintain a minimum net capital, in accordance with SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6-2/3% of the aggregate indebtedness of the Company.

On December 31, 2003, the Company had net capital of $80,259, which was $75,259 in excess of its required net capital of $5,000. The Company had aggregate indebtedness of $18,192 as of December 31, 2003.

On December 31, 2002, the Company had net capital of $82,249, which was $77,249 in excess of its required net capital of $5,000. The Company had aggregate indebtedness of $17,278 as of December 31, 2002.

Note 8 **Cost Sharing Arrangement**

The Company has entered into an agreement with The Fred Jones Companies, Inc. (TFJC), the Company's sole owner, to share various costs. Under the agreement, HBH Advisors, L.L.C. will be charged $7,500 per month for shared employees, $500 for rent, and $500 for miscellaneous office expenses.

HBH Advisors, L.L.C.
Notes to Financial Statements
December 31, 2003 and 2002

Note 9 **Reconciliation Pursuant to Rule 17a-5(D)(4)**

Computation of Net Capital Under Rule 15c3-1

There were no reconciling items between the December 31, 2003 unaudited Focus report and this report, which effect net capital.

Note 10 **Related Party Revenue**

During 2003, $50,000 of the Company's revenue was received from Fred Jones Enterprises, LLC, a company related through common ownership.

Schedule A

HBH Advisors, L.L.C.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2003 and 2002

	2003	2002
Member's Equity	$ 91,410	$ 82,747
Less:		
Accounts Receivable	719	148
Other Receivables	2,300	
Prepaid Expenses	321	350
Haircuts on Securities	7,811	
Net Capital	$ 80,259	$ 82,249

The accompanying notes to the financial statements are an integral part of this statement.